Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

31 January 2014

PRIMA BIOMED TO PRESENT AT THE 16TH ANNUAL BIO CEO & INVESTOR CONFERENCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) has announced today that Matthew Lehman, its Chief Executive Officer, will present at the 16th Annual BIO CEO & Investor Conference on Monday, 10 February 2014 in New York City at the Waldorf Astoria Hotel. Mr. Lehman will provide an overview of the Company and its corporate activities and will be available to participate in one-on-one meetings.

The Company’s presentation is scheduled to begin at 10:30am Eastern US Time and will be available via a live audio webcast. To access the webcast, please go to http://www.veracast.com/webcasts/bio/ceoinvestor2014/93126297249.cfm. A replay of the webcast will be available for 90 days following the presentation and may be accessed by visiting Prima BioMed’s website.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN 90 009 237 889